Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation
WisdomTree Asset Management, Inc.	Delaware
WisdomTree International (U.K.) Ltd.	United Kingdom
WisdomTree Europe Holdings Limited	Jersey
WisdomTree Management Limited	Ireland
Boost Management Limited	Jersey
WisdomTree Europe Ltd.	United Kingdom
WisdomTree Japan Inc.	Japan
WisdomTree Commodity Services, LLC	Delaware
WisdomTree Asset Management Canada, Inc.	Canada